Randall J. Erickson Senior Vice President, General Counsel and Corporate Secretary	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7809 mibank.com

October 31, 2006

VIA EDGAR

Mr. Paul Cline

Mr. Michael C. Volley

Senior Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 1-15403

Dear Messrs. Cline and Volley:

The purpose of this letter is to respond to the comments raised in your letter to Marshall & Ilsley Corporation (the “Corporation”) dated August 31, 2006.

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Note 13. Long-term Borrowings, page 79

1.

Comment:  Please revise to disclose, if true, that M&I Capital Trust B and other applicable subsidiaries are 100% owned finance subsidiaries and that you have fully and unconditionally guaranteed the securities they have issued.  Otherwise, revise to include the disclosures required by Rule 3-10 of Regulation S-X.

Response:

In future filings we will enhance the existing disclosures to clearly indicate that M&I Capital Trust B and other applicable subsidiaries are 100% owned finance subsidiaries and that the Corporation has fully and unconditionally guaranteed the securities they have issued.  We propose the following:

M&I Capital Trust B is a 100% owned unconsolidated finance subsidiary of the Corporation.  The Corporation has fully and unconditionally guaranteed the securities that M&I Capital Trust B has issued.

M&I Capital Trust A is a 100% owned unconsolidated finance subsidiary of the Corporation.  The Corporation has fully and unconditionally guaranteed the securities that M&I Capital Trust A has issued.

Note 14. Shareholders’ Equity, page 82

2.

Comment:  We note your response to the first point in prior comment 2.  Please revise to disclose and discuss your probability analysis that at inception, the monetary value of the obligation to issue a variable number of shares was not based predominantly on a fixed monetary amount.

Response:

The obligation to issue shares of common stock has two possible outcomes: (1) it can settle above $46.28 or below $37.32 or (2) it can settle between $37.32 and $46.28.

The low end of the range ($37.32) was established based on the closing price of the Corporation’s common stock on July 26, 2004, the date on which the Common SPACES were issued.  Considering the three-year term and the high end of the range ($46.28), the implied three-year compound annual growth rate is 7.44%.

Using the closing price of the Corporation’s common stock at year-end from 1984 through 2003, the Corporation calculated the historical three-year compound annual growth rate over that 20-year period which resulted in 17 historical observations.  The average three-year compound annual growth rate was 14.21% and the median three-year compound annual growth rate was 13.56%.  Five of the 17 historical observations, or 29.4%, resulted in three-year compound annual growth rates that were in the range of 0% to 7.44%, and 12 of the 17 historical observations or, 70.59%, resulted in three-year compound annual growth rates that were less than 0% or greater than 7.44%.

For the years 1984 through 2003, the average annual growth rate in common dividends per share was approximately 10%.  Based on 17 historical observations over the 20-year period, the average three-year compound annual growth rate in common dividends per share was 10.10% and the median three-year compound annual growth rate in common dividends per share was 10.08%.  The annual historical dividend growth rate was considered to be consistent with the expected annual dividend growth rate of 10% to 12% over the three-year term.  The terms of the Common SPACES provide for adjustments to the range for the excess of quarterly dividends per share over $0.21.  Based on an annual dividend growth rate of 12% per year, the estimated adjusted final range would be $36.78 to $45.71 at settlement, which is not significantly different from the original range of $37.32 to $46.28.  The implied three-year compound annual growth rate for the adjusted range is 7.51%.

In addition to the analysis previously discussed, the Corporation’s investment bankers performed probability calculations based on the Black-Scholes model.  The data used in this calculation included: the three-year term of the obligation, a risk-free interest rate of 4.00%, a dividend yield of 2.14% and annual stock volatility of 20%.  Based on these calculations, the probability of the Corporation’s stock price on the date of settlement being outside the range of $37.32 to $46.28 was 76.81%.  Conversely, the probability of the Corporation’s stock price on the date of settlement being within the range of $37.32 to $46.28 would be 23.19%.

Based on these analyses, the Corporation concluded that at inception, the monetary value of the obligation to issue a variable number of shares was not based predominantly on a fixed monetary amount.

3.

Comment:  We have the following comments related to your response to Issue No. 2 in comment 2 from our letter dated May 8, 2006.

•

Comment:  Please tell us how the dividend rate of $0.21 per share, at the time of the offering, was factored into the forward price in the stock purchase contract.

Response:

The dividend rate of $0.21 per share, at the time of the offering, was not a factor in determining the strike prices ($37.32 and $46.28) for the stock purchase contract.  The $37.32 was the closing price on the date of the offering (July 26, 2004).

•

Comment:  Please tell us how holders of stock purchase contracts participate in dividends up to $0.21 per share and if you consider this a participation right under EITF 03-6.

Response:

Holders of the stock purchase contracts do not participate in dividends up to $0.21 per share.  As previously discussed, the terms of the Common SPACES provide for adjustments to the $37.32 to $46.28 range for the excess of quarterly dividends per share over $0.21 and will only result in additional shares of common stock if, at the time the contract settles, the Corporation’s common stock price is below or above the final range.  Because it is reasonably possible that at the time the contract settles, the Corporation’s common stock price will be within a final range that would result in no participation, the adjustment to the range is not considered a participation right under EITF 03-6.

•

Comment:  Please tell us where you obtained the “reasonably possible” guidance on which you rely.

Response:

In conjunction with EITF 03-6, the Task Force did not discuss whether a variable share forward contract (“VSF”) is a participating security.  Unlike a typical forward contract, a VSF has different outcomes depending on the price of the issuer’s common stock at the date the forward contract settles.

The main determination as to whether a security is considered a participating security is whether the holder of the security will unconditionally participate in distributed earnings.  With a typical fixed price forward contract, if the strike price is adjusted for dividends, the holder will economically benefit from that distribution in all scenarios.  However, with a VSF, if the stock price upon settlement is between the floor and the cap price, the holder will not receive the economic benefit of the dividends that occurred during the term of the forward contract because the holder will receive shares worth the same fixed dollar amount that is the strike price under the forward contract.  Therefore, it is not certain that the holder will participate in distributed earnings during the term of the VSF.  In order to avoid a nonsubstantive provision being added to a contract to avoid accounting for it as a participating security, the Corporation believes that it must be at least reasonably possible that the VSF will settle in the range where the holder would not obtain the economic benefit of the dividends paid during the term of the VSF.

This interpretation is supported by the May 5, 2004 issue of Heads Up (Vol.11, Issue 3) published by Deloitte & Touche LLP’s National Office Accounting Standards and Communication Group, Appendix A, “Questions and Answers Related to EITF 03-6”, item 12, which provided the following guidance on the accounting and reporting of a VSF similar to that issued as part of the Common SPACES transaction:

In the absence of specific guidance, the following interpretation is reasonable.  A VSF that contains a formula that potentially enables the holder to participate in dividends would not be considered a participating security under EITF 03-6 (and, therefore, the issuer would not be required to use the two-class method to calculate basic EPS under paragraph 61 of Statement 128) if both of the following conditions are met:

1.  The VSF does not entitle the counterparty to participate in dividends if the contract settles within the final range, and

2.  At the outset of the contract, it is at least reasonably possible that the contract ultimately will settle within the final range.

As previously discussed, the terms of the Common SPACES provide for adjustments to the $37.32 to $46.28 range for the excess of quarterly dividends per share over $0.21 and only result in additional shares of common stock if at the time the contract settles, the Corporation’s common stock price is below or above the final range. Also as previously discussed, based on an annual increase in dividends per share of 12%, the final range is not expected to be materially different from the original range.  Based on the analyses described in the Corporation’s response to prior comment 2 and the definition of “reasonably possible” provided in paragraph 3(b) of FASB Statement No. 5, Accounting for Contingencies, the Corporation concluded that it is at least reasonably possible (probability of 23.19%) that the contract ultimately will settle within the final range.  Therefore, the Corporation concluded that the VSF met both of the conditions stated in the guidance and is not a participating security.

•

Comment:  Please tell us how you considered the guidance in paragraph 11 of EITF 03-6 in determining that your forward stock purchase agreement is not a participating security.

Response:

The Corporation believes Paragraph 11 of EITF 03-6 addresses forward contracts that contain a formula that enables the holder to participate in dividends through an adjustment to the forward price that is objectively determinable and nondiscretionary.  EITF 03-6 states in part, “If the terms of the participating security do not specify objectively determinable, nondiscretionary participation rights, then undistributed earnings would not be allocated based on arbitrary assumptions.”

Unlike a typical forward contract, the Corporation’s VSF has different outcomes depending on the price of the Corporation’s common stock at the date the forward contract settles.  Holders of the Corporation’s VSF do not participate in dividends if the forward contract settles when the market price of the Corporation’s common stock is within a specified range of $37.32 to $46.28 at the date the contract settles.  As previously discussed, the terms of the Common SPACES provide for adjustments to the $37.32 to $46.28 range for the excess of quarterly dividends per share over $0.21 and only result in additional shares of common stock if at the time the contract settles, the Corporation’s common stock price is below or above the final range.

Accordingly in applying the guidance in paragraph 11 of EITF 03-6, the Corporation concluded that the forward stock purchase contracts are not participating securities.

•

Comment:  Please tell us the basis for your conclusion that STACKS will not be tendered to pay the stock purchase price.

Response:

The ownership interest in the STACKS (debt) is initially pledged to secure investors’ obligations to purchase the Corporation’s common stock under the stock purchase contract.  Investors have the right to substitute eligible treasury securities for the STACKS to secure the obligations to purchase the Corporation’s common stock under the stock purchase contract.  The STACKS will be remarketed for settlement on the stock purchase date and the interest rate will be reset.  The reset rate of the STACKS is subject to a reset cap, but the reset cap is applicable only with respect to remarketing settlement dates prior to the final remarketing settlement date, which is August 15, 2008.  Investors choose whether to participate in the remarketing. Investors who choose not to participate in the remarketing must settle the stock purchase contract in cash four business days immediately preceding the stock purchase date. We may elect, in our sole discretion, to change the stated maturity date to any date not earlier than the second anniversary of the stock purchase date and not later than August 15, 2038.

Because the STACKS must remain outstanding at least two years after the stock purchase date, holders of STACKS have the option whether or not to participate in the remarketing in their sole discretion and the remarketing is structured in such a way that the possibility of a failed remarketing is remote, the Corporation concluded that the STACKS will not be considered tendered on the stock purchase date.

4.

Comment: We note your response to comment 3 from our letter dated May 8, 2006.  For fair value and cash flow hedge relationships in which you rely on paragraph 65 of SFAS 133, please tell us how you consider the credit risk related to the hedged item and the interest rate swap, upfront payments and any other potential sources of ineffectiveness in your initial and ongoing hedge effectiveness tests.

Response:

The Corporation has interest rate swaps with upfront payments used in fair value hedging relationships.  Related to these upfront payments, such payments are structured to be equal and offsetting.  Broker fees or other placement fees associated with the hedged item are paid upfront.  The hedged items are issued at the same time the hedging transactions are executed.  Upfront fees received from the derivative counterparty are equal to the amount of the broker fees or other placement fees paid on the hedged item.

Because the fees were equal and offsetting and all of the other critical terms of the interest rate swaps were designed to matched the corresponding terms of the hedged item, the Corporation concluded that the critical terms matched and therefore, the hedging relationship was highly effective in accordance with paragraph 65 of SFAS 133.

The Corporation’s hedging strategies are meant to hedge changes in LIBOR, a benchmark interest rate.  Related to credit risk, at inception of the hedging relationship the Corporation makes sure that the counterparty is an approved counterparty with the appropriate credit rating and credit support, as described below, that is equal with the Corporation’s credit rating.  The Corporation’s and the counterparty’s credit ratings are monitored for change on a monthly basis.  The Corporation has not observed any changes in the fair value of the subject derivatives designated as hedges that resulted in ineffectiveness due to the creditworthiness of its derivative counterparties.

The Corporation and its subsidiaries maintain risk management policies to monitor and limit exposure to credit risk to counterparties in derivative transactions that qualify for hedge accounting.  Approved derivative counterparties for transactions that qualify for hedge accounting must have and maintain an investment grade rating on long-term senior debt from at least two nationally recognized statistical rating organizations or have a guarantor with an acceptable rating from such organizations.  International Swaps and Derivative Association Master Agreements (“ISDA”) and Credit Support Annexes (“CSA”) are employed for all contracts with derivative counterparties approved for transactions that qualify for hedge accounting.  Under the CSAs, should an adverse event occur that affects the credit quality of the counterparty and results in such counterparty’s long-term credit rating being down-graded below A3 or A- by Moody’s or Standard & Poor’s, respectively, such counterparty would be required to credit enhance 100% of the market value of its derivative transactions with the Corporation by posting eligible collateral.  The Corporation has established policies and procedures to monitor the fair value of the derivatives and collateral thresholds, to measure collateral value on a daily basis and to execute collateral calls, returns and substitutions.  The long-term senior debt ratings, notional and fair value of derivatives outstanding, collateral positions and unsecured and secured policy limits for derivative counterparties that are approved for transactions that qualify for hedge accounting are monitored and reported by counterparty monthly.

The Corporation and its subsidiaries maintain an investment grade rating on long-term senior debt from at least two nationally recognized statistical rating organizations and monitor its ratings positions monthly.  Certain hedged items in the form of deposits are credit enhanced through FDIC insurance.

Through discussions with our auditors and based on current interpretations and guidance, the existence of upfront fees at inception in certain interest rate swaps and prepayment features associated with certain hedge items have resulted in our recent determination that the method used to evaluate effectiveness and the conclusion that certain hedging relationships were highly effective in accordance with paragraph 65 of SFAS 133 is not appropriate.  The Corporation should have used a different method to support the conclusion that both retrospectively and prospectively, the hedging relationship is expected to be highly effective.  At September 30, 2006, interest rate swaps designated as fair value hedges with an aggregate notional amount of $1,864.5 million and negative fair value of $24.9 million and interest rate swaps designated as cash flow hedges with an aggregate notional amount of $1,300.0 million and negative fair value of $26.8 million did not qualify for hedge accounting under SFAS 133.

The purpose of the remainder of this response is to document the Corporation’s evaluation and conclusions regarding the materiality of the misstatement discussed above.

Guidance for Evaluating Materiality

•

Staff Accounting Bulletin No. 99 (SAB 99)

•

Statement of Financial Concepts No. 2, Qualitative Characteristics of Accounting Information.  Paragraph 132 states, “The omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

•

Accounting Principles Board Opinion 28, Interim Financial Reporting.  Paragraph 29 states, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

•

Staff Accounting Bulletin No. 108 (SAB 108)

Key Financial Measures and Periods Evaluated

The impact of the misstatement on a number of the Corporation’s key financial measures was considered.  The Corporation believes that the key financial measures used by shareholders and analysts are: income before the provision for income taxes, net income, diluted earnings per share, net interest margin, growth in fee-based income, changes in operating expenses, loan and deposit growth and the ratio of tangible equity to tangible assets.

In its analysis of materiality and trends, the Corporation compared the after-tax impact of the misstatement to net income and diluted earnings per share.  The income tax effect of the misstatement would not significantly change the effective tax rate for the periods evaluated, thus the impact of income taxes would not result in different conclusions.

The following describes the manner and periods for which the misstatement was evaluated:

1.

For the six months ended June 30, 2006 and each of the two years ended December 31, 2005 the impact of the misstatement on various key financial measures of the Corporation was evaluated.

2.

For the six months ended June 30, 2006 and each of the two years ended December 31, 2005 the misstatement was evaluated by comparing net income and diluted earnings per share as reported to the amounts had hedge accounting not been applied.

3.

For each of the quarters ended September 30, June 30, and March 31, 2006 and each of the quarters in 2005 and 2004, the misstatement was evaluated by comparing net income and diluted earnings per share as reported to the amounts had hedge accounting not been applied.

Quantitative Review of Materiality

The Corporation has evaluated the quantitative materiality of the misstatement as presented and as discussed below.

Guidance used in Quantitative Analysis

SAB 99 discusses the use of a percentage as a numerical threshold when determining materiality.  It states, “The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that - without considering all relevant circumstances - a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material.  The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality.”

APB Opinion 28, paragraph 29 provides guidance on evaluating the materiality of errors in interim periods and states, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Quantitative Analysis – Key Financial Ratios

The impact of the misstatement compared to the originally reported key financial measures for the respective year-to-date (YTD) and annual periods is presented below ($ in millions, except per share data):

	Nine Months	Six Months	Year Ended December 31,
	Ended September 30, 2006	Ended June 30, 2006	2005	2004
Net income
As originally reported	$601.4	$390.5	$706.2	$605.9
Impact of error correction	1.1	(26.9)	(27.8)	(3.6)
As corrected	$602.5	$363.6	$678.4	$602.3
Impact of error as a percent of YTD Net income	0.18%	(6.89%)

Impact of error as a percent of expected / reported annual Net income	0.13%	(3.30%)	(3.94%)	(0.59%)

Diluted earnings per share (EPS)
As originally reported	$2.38	$1.57	$2.99	$2.66
Impact of error correction	0.00	(0.11)	(0.12)	(0.01)
As corrected	$2.38	$1.46	$2.87	$2.65
Impact of error as a percent of YTD Diluted EPS	0.00%	(7.01%)

Impact of error as a percent of expected / reported annual Diluted EPS	0.00%	(3.44%)	(4.01%)	(0.38%)

Net interest margin
As originally reported	3.25%	3.25%	3.40%	3.61%
Impact of error correction	0.02%	0.01%	(0.05%)	(0.13%)
As corrected	3.27%	3.26%	3.35%	3.48%
Impact of error as a percent of Net interest margin	0.62%	0.31%	(1.47%)	(3.60%)

Tangible equity / Tangible assets
As originally reported	5.57%	5.37%	5.49%	5.05%
Impact of error correction	(0.04%)	(0.07%)	(0.04%)	(0.02%)
As corrected	5.53%	5.30%	5.45%	5.03%
Impact of error as a percent of Tangible equity / Tangible equity	(0.72%)	(1.30%)	(0.73%)	(0.40%)

Average loan growth
As originally reported	$7,081	$6,567	$4,755
Impact of error correction	29	32	18
As corrected	$7,110	$6,599	$4,773
Impact of error as a percent of Average loan growth	0.41%	0.49%	0.38%

Average deposit growth
As originally reported	$5,373	$4,767	$2,113
Impact of error correction	(7)	(6)	7
As corrected	$5,366	$4,761	$2,120
Impact of error as a percent of Average deposit growth	(0.13%)	(0.13%)	0.33%

The misstatement had no impact to growth in fee-based income, changes in operating expenses or credit quality.

The Corporation believes the impact of the misstatement on net interest margin, tangible equity to tangible assets and average loan and deposit growth is quantitatively immaterial.  The Corporation also considered the impact of the misstatement on the consolidated balance sheet and believes it to be immaterial because the change to the balance sheet line items or subtotals would be less than 1%.  The nature of the misstatement is non-cash and will not impact the consolidated cash flow statement.  The materiality analysis on net income and diluted earnings per share is further discussed below.

Quantitative Analysis – Net Income and Diluted Earnings Per Share (EPS)

Annual Periods:

Does the misstatement exceed 5% of net income or diluted EPS ?

No.  The Corporation believes the impact of the misstatement for the six months ended June 30, 2006 and the twelve months ended December 31, 2005 and 2004 are quantitatively immaterial.  While the impact of the misstatement in 2005 is larger (approximately 4% of reported amounts), this amount is still below the threshold identified above and the Corporation believes this amount would not be quantitatively material.

Does the misstatement impact a trend in net income or diluted EPS ?

No.  The Corporation does not believe that the impact of the misstatement changes trends in reported results.  Net income and diluted EPS all improved for the twelve months ended December 31, 2005 compared to the twelve months ended December 31, 2004 for both the reported and corrected amounts.  Net income improved for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 for both the reported and corrected amounts.  Diluted EPS as reported improved $0.07 per share for the six months ended June 30, 2006 compared to the six months ended June 30, 2005.  Diluted EPS as corrected would have decreased $0.03 per share for the six months ended June 30, 2006 compared to the six months ended June 30, 2005.  The Corporation believes that fluctuations in valuations under mark-to-market accounting would be expected on a shorter term basis, thus fluctuations in annual periods would be more relevant in evaluating the impact on earnings trends as evidenced by the fact that net income and diluted EPS all improved for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 for both the reported and corrected amounts.

Quantitative Analysis – Key Financial Ratios

The impact of the misstatement compared to the originally reported key financial measures for the respective quarterly periods is presented below ($ in millions, except per share data):

	2006			2005				2004
	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
Net income
As Reported	$210.9	$203.7	$186.8	$177.5	$179.7	$183.7	$165.3	$167.2	$150.6	$146.5	$141.5
Corrected	$238.9	$190.5	$173.1	$169.0	$161.1	$201.6	$146.7	$160.7	$178.3	$100.8	$162.4

Impact of error as a percent of net income	13.28%	(6.48%)	(7.33%)	(4.79%)	(10.35%)	9.74%	(11.25%)	(3.89%)	18.39%	(31.19%)	14.77%

Impact of error as a percent of expected / reported annual net income	3.44%	(1.62%)	(1.68%)	(1.20%)	(2.63%)	2.53%	(2.63%)	(1.07%)	4.57%	(7.54%)	3.45%

Diluted earnings per share (EPS)
As Reported	$0.81	$0.79	$0.78	$0.74	$0.75	$0.79	$0.71	$0.73	$0.66	$0.65	$0.62
Corrected	$0.92	$0.74	$0.72	$0.71	$0.68	$0.86	$0.63	$0.70	$0.78	$0.45	$0.72

Impact of error as a percent of diluted EPS	13.58%	(6.33%)	(7.69%)	(4.05%)	(9.33%)	8.86%	(11.27%)	(4.11%)	18.18%	(30.77%)	16.13%

Impact of error as a percent of expected / reported annual diluted EPS	3.44%	(1.56%)	(1.88%)	(1.00%)	(2.34%)	2.34%	(2.68%)	(1.13%)	4.51%	(7.52%)	3.76%

Net interest margin
As Reported	3.26%	3.24%	3.26%	3.38%	3.36%	3.42%	3.44%	3.48%	3.51%	3.70%	3.78%
Corrected	3.29%	3.26%	3.26%	3.36%	3.33%	3.36%	3.37%	3.37%	3.37%	3.55%	3.64%

Tangible equity / Tangible assets
As Reported	5.57%	5.37%	5.65%	5.49%	5.51%	5.39%	5.17%	5.05%	4.65%	6.32%	6.96%
Corrected	5.53%	5.30%	5.59%	5.45%	5.48%	5.37%	5.14%	5.03%	4.64%	6.28%	6.95%

Average loan growth
As Reported	$8,093	$8,356	$4,757	$4,774	$4,979	$4,786	$4,456
Corrected	$8,115	$8,394	$4,785	$4,809	$4,989	$4,786	$4,485

Average deposit growth
As Reported	$6,565	$7,266	$2,239	$2,052	$1,718	$1,961	$2,719
Corrected	$6,555	$7,259	$2,235	$2,069	$1,724	$1,962	$2,725

The misstatement had no impact to the quarterly growth in fee-based income, changes in operating expenses or credit quality.

The Corporation believes the impact of the misstatement on the quarterly net interest margin, tangible equity to tangible assets and average loan and deposit growth is quantitatively immaterial.  The Corporation also considered the impact of the misstatement on the consolidated balance sheet at quarter-end and believes it to be immaterial because the change to the balance sheet line items or subtotals would be less than 1%.  The materiality analysis on quarterly net income and diluted earnings per share is further discussed below.

Graphical presentations of the impact of the misstatement compared to the originally reported net income, diluted EPS and net interest margin for the respective quarterly periods are presented below:

Quantitative Analysis – Net Income and Diluted Earnings Per Share (EPS)

Quarterly Periods:

Does the misstatement exceed 5% of expected or reported annual net income or diluted EPS ?

For all quarters assessed, the impact of the misstatement did not exceed the threshold defined above based on expected or reported annual net income and diluted EPS except for the three months ended June 30, 2004, where the impact of the misstatement exceeded the threshold defined above based on reported annual net income and diluted EPS for the twelve months ended December 31, 2004.  The impact of the error in the second quarter of 2004 as a percent of the reported annual net income and diluted EPS, was approximately 7.5%.  The Corporation believes that the fluctuation in fair values in the second quarter of 2004 resulted from an unusual change in interest rates at the end of that quarter, which is evidenced by the recovery of the second quarter decline in the next quarter as well as the annual impact of the misstatement for the twelve months ended December 31, 2004 (less than 0.60%).  Considering these factors, the Corporation does not believe that the impact of the misstatement for the three months ended June 30, 2004, or any other quarter assessed, is quantitatively material.

Does the misstatement impact a trend in net income or diluted EPS ?

The Corporation believes that fluctuations in valuations from quarter to quarter under mark-to-market accounting would be expected, thus fluctuations in annual periods would be more relevant in evaluating the impact on earnings trends.  Nonetheless, specific quarters the Corporation considered are as follows:

•

Second Quarter 2004: The impact of the misstatement would have changed a reported increase from the first quarter in diluted EPS of $0.03 per share to a decrease of $0.27 per share.  However, the impact of this trend would have reversed in the third quarter of 2004 where the increase in reported diluted EPS was $0.01 per share and the increase in the corrected amounts was $0.33 per share compared to the second quarter of 2004.  Considering both the amount and the reversal of this item in the third quarter, the Corporation does not believe the impact is quantitatively material.

•

Fourth Quarter 2004: The impact of the misstatement would have changed a reported increase from the third quarter in diluted EPS of $0.07 per share to a decrease of $0.08 per share.  Considering the misstatement as a percent of fourth quarter reported diluted EPS and as a percent of the annual reported diluted EPS for 2004, the Corporation does not believe the impact is quantitatively material.

•

Fourth Quarter 2005: The impact of the misstatement would have changed a reported decrease from the third quarter in diluted EPS of $0.01 per share to an increase of $0.03 per share.  Considering the misstatement as a percent of fourth quarter reported diluted EPS and as a percent of the annual reported diluted EPS for 2004, the Corporation does not believe the impact is quantitatively material.

The impact of the misstatements did not change trends by more than the Corporation’s defined annual threshold (approximately 5% of annual net income and related diluted EPS) except for the three months ended June 30, 2004, as previously discussed.  The changes in trends between the quarters were substantially offset by changes in other quarters in the same years, which is evidenced by the fact that the year-to-date and annual trends did not materially change.  Finally, in considering a long-term hedging program combined with SFAS 133 mark-to-market accounting for an asset / liability that is subject to significant fluctuations, the Corporation believes it is questionable that a change from increasing earnings to decreasing earnings (or vice versa) in an individual quarter represents a “trend”.  If the interest rate swaps in question would have been marked to market through the income statement, the Corporation believes that analysts and other users of its financial information would have excluded the potential impact from their estimates in an individual quarter or factored the expected changes into their analysis of the Corporation’s earnings for those periods.

Qualitative Review of Materiality

As part of the analysis of materiality for this misstatement in accordance with SAB 99, the Corporation assessed the qualitative aspects of materiality of the misstatement, which is summarized as follows:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.  The Corporation does not believe that the measurement of the fair values of the derivatives caused the misstatement.

•

Whether the misstatement masks a change in earnings or other trends.  The Corporation does not believe the misstatement masked a change in earnings trends for the following reasons:

The interest rate swaps were designed to hedge the change in fair values or cash flows of the underlying assets or liabilities and have performed effectively as economic hedges.  Applying fair value accounting (versus hedge accounting) to the swaps would have been expected to result in greater earnings volatility from period to period, in particular on a linked-quarter basis.  Also, line item presentation of the derivative gains (losses) on swaps within the income statement, included as a component of non-interest income, would have provided clear visibility of the financial impact and facilitated the evaluation of its inclusion in the reported results.  The Corporation believes these non-cash changes in earnings based on market volatility would not have been reflective of the core performance trends of the Corporation and that analysts’ evaluations would have focused on financial results excluding the derivative gains (losses) on swaps, consistent with the originally reported earnings and trends.

The Corporation believes that the other core performance trends that are used by analysts and investors to evaluate the Corporation’s performance include net interest margin, credit quality, growth in fee-based income, capital adequacy, changes in operating expenses and loan and deposit growth.  The misstatement has a minimal impact on net interest margin, capital adequacy and loan and deposit growth and no impact on the other measures.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.  The Corporation does not believe that the misstatement hides a failure by the Corporation to meet analysts’ consensus estimates.  At their inception, the interest rate swaps were intended to qualify for hedge accounting and the Corporation’s earnings guidance was premised upon this intended accounting treatment.  Furthermore, consistent with standard practice in the banking industry, analysts’ estimates for the Corporation have been primarily based on core operating earnings, excluding significant transactions not reflective of current operations.  If the interest rate swaps in question would have been marked to market through the income statement, the Corporation believes analysts would have either excluded the potential impact from their estimates or factored the expected changes into their analysis of the Corporation’s earnings for those periods.

•

Whether the misstatement changes a loss into income or vice versa.  The misstatement was not large enough for any period presented to change the Corporation’s net income to a net loss.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.  The Corporation believes that its Banking and Data Processing segments are viewed as having a significant role in the Corporation’s operations and profitability.  The misstatement would have impacted the Corporation’s banking segment’s net income as follows ($ in millions):

	Nine Months	Six Months	Year Ended December 31,
	Ended September 30, 2006	Ended June 30, 2006	2005	2004
Net income
As originally reported	$467.6	$300.7	$546.3	$490.6
Impact of error correction	1.0	(25.3)	(27.0)	(5.1)
As corrected	$468.6	$275.4	$519.3	$485.5
Impact of error as a percent of YTD Net income	0.21%	(8.42%)

Impact of error as a percent of expected / reported annual Net income	0.15%	(3.87%)	(4.95%)	(1.03%)

The Corporation believes that the impact of the misstatement on the banking segment is not quantitatively material.  Furthermore, there was no impact on the data processing segment.  The only other reporting unit affected by the misstatement is corporate overhead, the net funding cost of the Parent company.  The Corporation does not believe corporate overhead is significant to its operations or profitability.

•

Whether the misstatement affects the registrant’s compliance with regulatory requirements.  The misstatement did not affect the Corporation’s compliance with regulatory requirements as the Corporation regulatory capital ratios exceed the capital requirements as set forth by its primary federal and state regulatory agencies.

•

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.  Management’s annual short-term incentive compensation is based on earnings per share adjusted for certain items as approved by the Compensation Committee (“Adjusted EPS”).  With respect to management’s long-term incentive compensation, one-half is based on Adjusted EPS and one-half is based on the Corporation’s total shareholder return in relation to a designated peer group.  The long-term plan measurement period is three years.  Historically, the Compensation Committee has excluded the effect of certain significant items not reflective of current operations in determining Adjusted EPS.  With respect to the Corporation’s 2006 performance, the Compensation Committee has determined to exclude the effect, if any, on the change from hedge accounting to mark-to-market accounting due to the fact that such change was not contemplated when the Corporation’s incentive performance targets were established.

•

Whether the misstatement involves the concealment of an unlawful transaction.  The misstatement does not involve any unlawful transactions and does not involve an intentional misapplication of GAAP.

Staff Accounting Bulletin No. 108 (SAB 108)

On September 13, 2006, the Securities and Exchange Commission issued SAB 108 to provide guidance regarding the process of quantifying financial statement misstatements and addresses the diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet.

The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches.

The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement.  This approach ignores the effect of correcting the portion of the current year balance sheet misstatement that originated in prior years.

The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination.  This approach ignores the effect on the current period income statement.

The SEC staff has indicated in SAB 108 that it does not believe that the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements.  The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements.  The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach.  Early application of this guidance is encouraged and is required beginning with the first fiscal year ending after November 15, 2006.

Conclusion

The Corporation has historically only used the rollover approach to quantify misstatements.  Based on that approach and the above qualitative and quantitative analysis, the Corporation has concluded that the misstatement is not material to the Corporation’s previously reported consolidated financial statements and the magnitude of the item is such that the judgment of a reasonable person relying upon such consolidated financial statements would not have changed or would not have been influenced by the inclusion or correction of the item.

The impact of correcting the out-of-period misstatement in the third quarter 2006 is approximately $61.3 million (or $0.23 per diluted share), which is approximately 29.1% of estimated net income for the three months ended September 30, 2006.  That adjustment is expected to be approximately 7.5% of estimated net income for the twelve months ended December 31, 2006.  Based on the guidance in SAB 108, and the above qualitative and quantitative analysis, the Corporation has concluded that the misstatement is material to the consolidated financial statements for the three and nine months ended September 30, 2006 and expected twelve months ended December 31, 2006 under the iron curtain approach.

SAB 108 states: “When preparing its financial statements for years ending on or before November 15, 2006, a registrant quantified errors by using either the iron curtain approach or the rollover approach, but not both.  Based on consideration of the guidance in this Staff Accounting Bulletin, the registrant concludes that errors existing in previously issued financial statements are material.  The staff will not object if a registrant does not restate financial statements for fiscal years ending on or before November 15, 2006, if management properly applied its previous approach, either iron curtain or rollover, so long as all relevant qualitative factors were considered.”

The Corporation believes it properly applied its previous approach (the rollover approach) and considered all relevant qualitative factors in its assessment of the misstatement.  In addition, the Corporation has elected early application of SAB 108 as of and for the three and nine months ended September 30, 2006.  Accordingly, the Corporation will report the cumulative effect of adjusting the reported carrying amount of the assets and liabilities as of January 1, 2006, and the offsetting adjustment will be made to the opening balance of retained earnings with disclosures consistent with SAB 108.  Previously filed interim reports will not be amended however, such 2006 interim periods will be adjusted when presented in future filings.  In addition, disclosures of selected quarterly information will reflect the adjusted results in the Form 10-K for the year ended December 31, 2006.

5.

Comment: We note you did not include your proposed disclosures in response to comment 4 from our letter dated May 8, 2006.  Please provide us with your proposed disclosures that include the following information regarding your short-cut hedges:

•

clearly explain the terms of the hedged item;

•

clearly explain the terms of the derivative interest rate hedge; and

•

tell us how you met each of the applicable conditions of paragraph 68 of SFAS 133.

Response:

In Exhibit II to the Corporation’s letter filed on June 8, 2006, we proposed to segregate fair value and cash flow hedges that qualified for short-cut accounting from other fair value and cash flow hedges.  We have reviewed and are unaware of any special disclosure requirements in SFAS 133 for fair value and cash flow hedges that qualify for short-cut accounting.

In Exhibit III to the Corporation’s letter filed on June 8, 2006, we provided the details of the specific terms for each hedged item and the specific terms for each hedging instrument by type of hedging relationship (fair value or cash flow) for all individual hedges that qualified for short-cut accounting at December 31, 2005.  We are resubmitting Exhibit III, which demonstrates compliance with the applicable conditions of paragraph 68 of SFAS 133.

*        *        *

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson
Senior Vice President,
General Counsel and
Secretary

Marshall & Ilsley Corporation
Exhibit III - Hedging Relationships that Qualify for the Shortcut Method of Accounting
($000's)

	Hedged Item						Hedging Instrument
														Fair
														Value		Floor or	Constant	Fair
			Payment	Payment					Rates		Payment	Payment		at	Floating	Ceiling on	Net	Value
	Principal	Rate	Frequency	Dates	Maturity	Prepay	Type	Notional	Fixed	Floating	Frequency	Dates	Maturity	Inception	Reprice	Floating	Settlement	12/31/2005

Fair Value Hedges

Fixed Rate Bank Notes
Amortizing Bank Notes	145,455	2.90%	Semi-annual	2/18 & 8/18	8/18/2009	Amortizes	Amort Swap	145,455	2.90%	3ML-9	Semi-annual	2/18 & 8/18	8/18/2009	0	Quarterly	No	Yes	(4,714)
Subordinated Bank Note	300,000	5.00%	Semi-annual	7/17 & 1/17	7/17/2017	No	Swap	300,000	5.00%	3ML+22	Semi-annual	7/17 & 1/17	1/17/2017	0	Quarterly	No	Yes	(4,747)

Fixed Rate Bank Notes	445,455							445,455										(9,461)

Institutional CD (a)	115,000	3.77%	At Maturity	6/19/2006	6/19/2006	No	Swap	115,000	3.77%	3ML-8.75	At Maturity	6/19/2006	6/19/2006	0	Quarterly	No	Yes	(486)

Cash Flow Hedges

Senior Bank Note	125,000	3 ML	Quarterly	7/15,10/15, 1/15,4/15	4/16/2007	No	Swap	125,000	4.875%	3 ML	Quarterly	7/15,10/15, 1/15,4/15	4/16/2007	0	Quarterly	No	Yes	1,168

(a) - No commissions or other fees were paid or embedded in the terms of the hedged item or hedging instrument. The holder does not have any of the put rights normally associated with retail CDs (death or incompetence).

Marshall & Ilsley Corporation
Exhibit III - Hedging Relationships that Qualify for the Shortcut Method of Accounting (concluded)

The Corporation Met the Conditions Applicable to Both Fair Value Hedges and Cash Flow Hedges

•

The notional amount of the swap matches the principal amount of the interest-bearing liability.

•

The fair value of the swap at inception is zero.

•

The formula for computing net settlements under the interest rate swap is the same for each net settlement (the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same adjustment or no adjustment).

•

The interest bearing liability is not prepayable.

•

Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

The Corporation Met the Conditions Applicable to Fair Value Hedges Only

•

The expiration date of the swap matches the maturity date of the interest-bearing liability.

•

There is no floor or ceiling on the variable interest rate of the swap

•

The interval between repricings of the variable interest rate in the swap (3 months) is frequent enough to justify assumption that the variable payment is at a market rate.

The Corporation Met the Conditions Applicable to Cash Flow Hedges Only

•

All interest payments on the variable-rate liability during the term of the swap are designated as hedged, and no interest payments beyond the term of the swap are designated as hedged.

•

There is no floor or cap on the variable interest rate of the swap.

•

The repricing dates of the swap match the repricing dates of the variable-rate liability.

•

The index on which the swap’s variable rate is based matches the index on which the liability’s variable rate is based (LIBOR).